December 22, 2025

VIA EDGAR

Securities and Exchange Commission,

100 F Street N.E.

Washington, DC 20549

Attn: Doris Gana

Re:	Oncotelic Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-291724

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oncotelic Therapeutics, Inc, a Delaware corporation hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m. Eastern Time on Tuesday, December 23, 2025, or as soon thereafter as practicable.

Sincerely,

Oncotelic Therapeutics, Inc.

By	/s/ Vuong Trieu
Vuong Trieu
Chief Executive Officer